                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                LIQUID AUDIO INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   53631T 10 2
                                 (CUSIP Number)

                                   Shawn Kimel
                                444 Adelaide West
                            Toronto, Ontario, M5V 1S7
                                 (416) 365-2155
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                               Matthew A. McMurphy
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                                 (214) 953-6127

                                 August 19, 2002
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The K2 Arbitrage Fund L.P.
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|

--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario, Canada

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              1,266,300
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              1,266,300

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,266,300

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K2 GenPar, Inc.
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|

--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario, Canada

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              1,266,300
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              1,266,300

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,266,300

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Shawn Kimel

--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|


--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Canadian

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              1,266,300
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH

--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              1,266,300

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,266,300

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Westdale 2000, Inc.
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|


--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario, Canada

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              203,000
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH

--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              203,000

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           203,000

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

--------------------------------------------------------------------------------------------------------------------


---------- ---------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Westdale Construction Ltd.
--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|


--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario, Canada

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              203,000
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH

--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              203,000

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           203,000

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ronald Kimel

--------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  |_|
                                                                                                          (b)  |X|


--------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           N/A

--------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(a)                                                                                        |_|

--------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Canadian

--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY              203,000
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH

--------------------------------------------------------------------------------------------------------------------
                      8       SHARED VOTING POWER

                              None

--------------------------------------------------------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              203,000

--------------------------------------------------------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           203,000

--------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|
           (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%

--------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

--------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Stock") of Liquid Audio, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 800 Chesapeake Drive, Redwood City, California 94063.

Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): The K2 Arbitrage Fund L.P., an Ontario limited partnership ("K2 Arbitrage"); K2 GenPar, Inc., an Ontario corporation and sole general partner of K2 Arbitrage ("K2 GenPar"); Shawn Kimel, a Canadian citizen and President of K2 GenPar; Westdale 2000, Inc., an Ontario corporation ("Westdale 2000"); Westdale Construction Ltd., an Ontario corporation and sole shareholder of Westdale 2000 ("Westdale Construction") and Ronald Kimel, a Canadian citizen and President of Westdale 2000 and Westdale Construction.

         K2 Arbitrage is an Ontario limited partnership, the principal business of which is to invest in equity securities. The principal business address of K2 Arbitrage, which also serves as its principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

         K2 GenPar is an Ontario corporation, the principal business of which is serving as the general partner of K2 Arbitrage, and activities related thereto. The principal business address of K2 GenPar, which also serves as its principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

         The principal business or employment of Shawn Kimel is serving as the President of K2 GenPar and K2 & Associates Investment Management Inc., an Ontario corporation which provides K2 GenPar with investment advice and research and trading strategies. The principal address of Shawn Kimel, which also serves as his principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.

         Westdale 2000 is an Ontario corporation, the principal business of which is investments. The principal business of Westdale 2000, which also serves as its principal office, is 440 Adelaide Street West, Toronto, Ontario M5V 1S7.

         Westdale Construction is an Ontario corporation, the principal business of which is to own, operate, develop, construct, acquire and consult in respect of real estate in Canada. The principal business of Westdale Construction, which also serves as its principal office, is 440 Adelaide Street West, Toronto, Ontario, M5V 1S7.

         The principal business of Ronald Kimel is investments. He serves as President of Westdale 2000 and Westdale Construction. The principal address of Ronald Kimel, which also serves as his principal office, is 440 Adelaide Street West, Toronto, Ontario M5V 1S7.

         The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by K2 Arbitrage to purchase its Stock is Working Capital of K2 Arbitrage. The source and amount of funds used by Westdale 2000 to purchase its Stock is Working Capital of Westdale 2000. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

Item 4.  Purpose of Transaction.

         Pursuant to a series of transactions ending on August 22, 2002, K2 Arbitrage has purchased for an aggregate of $3,087,357 in cash an aggregate of 1,266,300 shares of Stock. The shares of Stock were acquired by K2 Arbitrage for the purpose of investment.

         Pursuant to a series of transactions ending on August 22, 2002, Westdale 2000 has purchased for an aggregate of $501,410 in cash an aggregate of 203,000 shares of Stock. The shares of Stock purchased by Westdale 2000 were acquired for the purpose of investment.

         Each of the Reporting Persons currently expects to vote against the Alliance Entertainment merger. In addition, each of the Reporting Persons currently expects to vote in favor of the slate of directors nominated by the MM Companies group in that certain proxy statement filed on August 9, 2002.

         Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

         Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3(a), at the close of business on August 27, 2002, K2 Arbitrage may be deemed to be the beneficial owner of 1,266,300 shares of the Stock, which constitute approximately 5.6% of the 22,758,322 shares of Stock outstanding on July 31, 2002, according to the Issuer's Form 10-Q filed on August 14, 2002 (the "Outstanding Shares"). K2 Arbitrage, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         At the close of business on August 27, 2002, each of K2 GenPar, as the sole general partner of K2 Arbitrage, and Shawn Kimel, as the President of K2 GenPar, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 1,266,300 shares of the Stock, which constitute approximately 5.6% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on August 27, 2002, Westdale 2000 may be deemed to be the beneficial owner of 203,000 shares of the Stock, which constitute approximately 0.9% of the Outstanding Shares. Westdale 2000, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

         At the close of business on August 27, 2002, each of Westdale Construction, as the sole shareholder of Westdale 2000, and Ronald Kimel, as the President of Westdale 2000 and Westdale Construction, may be deemed to be the beneficial owner of 203,000 shares of the Stock, which constitute approximately 0.9% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         During the last 60 days, K2 Arbitrage has purchased shares of the Stock in open market transactions on the Nasdaq National Market as follows:

--------------------------------------------------------------------------------------------------------------------
            Date                       Transaction                    Shares                     Price ($)
            ----                       -----------                    ------                     ---------
--------------------------------------------------------------------------------------------------------------------
           6/28/02                      Purchase                      1,000                       2.4437
--------------------------------------------------------------------------------------------------------------------
           6/28/02                      Purchase                      38,500                      2.4604
--------------------------------------------------------------------------------------------------------------------
           7/1/02                       Purchase                      24,900                      2.2880
--------------------------------------------------------------------------------------------------------------------
           7/1/02                       Purchase                      35,100                      2.4236
--------------------------------------------------------------------------------------------------------------------
           7/2/02                       Purchase                      4,600                       2.4136
--------------------------------------------------------------------------------------------------------------------
           7/2/02                       Purchase                      5,000                       2.4136
--------------------------------------------------------------------------------------------------------------------
           7/2/02                       Purchase                      9,240                       2.4137
--------------------------------------------------------------------------------------------------------------------
           7/2/02                       Purchase                      55,250                      2.4336
--------------------------------------------------------------------------------------------------------------------
           7/3/02                       Purchase                       485                        2.4036
--------------------------------------------------------------------------------------------------------------------
           7/3/02                       Purchase                      24,035                      2.4390
--------------------------------------------------------------------------------------------------------------------
           7/5/02                       Purchase                       200                        2.4136
--------------------------------------------------------------------------------------------------------------------
           7/5/02                       Purchase                      1,000                       2.4137
--------------------------------------------------------------------------------------------------------------------
           7/8/02                       Purchase                       600                        2.4620
--------------------------------------------------------------------------------------------------------------------
           7/8/02                       Purchase                      1,000                       2.4236
--------------------------------------------------------------------------------------------------------------------
           7/8/02                       Purchase                      2,300                       2.4237
--------------------------------------------------------------------------------------------------------------------
           7/9/02                       Purchase                      15,000                      2.4133
--------------------------------------------------------------------------------------------------------------------
           7/9/02                       Purchase                      15,800                      2.4143
--------------------------------------------------------------------------------------------------------------------
           7/9/02                       Purchase                      19,100                      2.4126
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
           7/9/02                       Purchase                      28,500                      2.4140
--------------------------------------------------------------------------------------------------------------------
           7/10/02                      Purchase                      5,000                       2.4136
--------------------------------------------------------------------------------------------------------------------
           7/10/02                      Purchase                      5,940                       2.4108
--------------------------------------------------------------------------------------------------------------------
           7/10/02                      Purchase                      9,000                       2.4047
--------------------------------------------------------------------------------------------------------------------
           7/10/02                      Purchase                      33,200                      2.4118
--------------------------------------------------------------------------------------------------------------------
           7/11/02                      Purchase                     110,600                      2.4223
--------------------------------------------------------------------------------------------------------------------
           7/15/02                      Purchase                      15,000                      2.4136
--------------------------------------------------------------------------------------------------------------------
           7/15/02                      Purchase                      18,163                      2.4136
--------------------------------------------------------------------------------------------------------------------
           7/15/02                      Purchase                      25,000                      2.4256
--------------------------------------------------------------------------------------------------------------------
           7/16/02                      Purchase                      41,600                      2.4240
--------------------------------------------------------------------------------------------------------------------
           7/17/02                        Sell                       (10,000)                     2.4763
--------------------------------------------------------------------------------------------------------------------
           7/17/02                      Purchase                      20,000                      2.4437
--------------------------------------------------------------------------------------------------------------------
           7/18/02                      Purchase                      2,000                       2.4537
--------------------------------------------------------------------------------------------------------------------
           7/19/02                      Purchase                      6,365                       2.4606
--------------------------------------------------------------------------------------------------------------------
           7/23/02                      Purchase                      27,100                      2.4518
--------------------------------------------------------------------------------------------------------------------
           7/24/02                      Purchase                      20,400                      2.4437
--------------------------------------------------------------------------------------------------------------------
           7/25/02                      Purchase                      5,400                       2.4537
--------------------------------------------------------------------------------------------------------------------
           7/26/02                      Purchase                      13,179                      2.4537
--------------------------------------------------------------------------------------------------------------------
           7/30/02                      Purchase                      10,000                      2.4837
--------------------------------------------------------------------------------------------------------------------
           8/2/02                       Purchase                      14,200                      2.4980
--------------------------------------------------------------------------------------------------------------------
           8/19/02                      Purchase                      29,150                      2.4469
--------------------------------------------------------------------------------------------------------------------
           8/19/02                      Purchase                     100,000                      2.4700
--------------------------------------------------------------------------------------------------------------------
           8/22/02                      Purchase                       5,000                      2.4100

         During the last 60 days, Westdale 2000 has purchased shares of the Stock in open market transactions on the Nasdaq National Market as follows:

----------------------------------------------------------- --------------------------- ----------------------------
            Date                       Transaction                    Shares                     Price ($)
            ----                       -----------                    ------                     ---------
--------------------------------------------------------------------------------------------------------------------
           8/19/02                      Purchase                     203,000                      2.4700
--------------------------------------------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         No exhibits.

         [The remainder of this page is intentionally left blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

         Each of the undersigned Reporting Persons hereby constitutes and appoints Shawn Kimel as attorney and agent of the undersigned, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G of the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this Schedule 13D, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in his sole discretion.

Dated: August 27, 2002

                  THE K2 ARBITRAGE FUND L.P., an Ontario limited partnership

                      By: K2 GenPar, Inc.
                      Its: General Partner

                           By:  /s/ Shawn Kimel
                               ----------------------------------
                                  Shawn Kimel, President

                  K2 GENPAR, INC., an Ontario corporation

                      By:  /s/ Shawn Kimel
                          ---------------------------------------
                            Shawn Kimel, President

                  /s/ Shawn Kimel
                  --------------------------------------------------------------
                  Shawn Kimel

                  WESTDALE 2000, INC., An Ontario corporation

                      By:  /s/ Ronald Kimel
                          ------------------------------------------------------
                           Ronald Kimel, President


                  WESTDALE CONSTRUCTION, INC., an Ontario corporation

                      By:  /s/ Ronald Kimel
                          ------------------------------------------------------
                           Ronald Kimel, President

                  /s/ Ronald Kimel
                  --------------------------------------------------------------
                  Ronald Kimel


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